UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 17, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Voting Results of the 25th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 17, 2016

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kazuhiro Yoshizawa

President and CEO

VOTING RESULTS OF

THE 25th ORDINARY GENERAL MEETING OF SHAREHOLDERS

All of the resolutions were approved at the 25th Ordinary General Meeting of Shareholders held on June 16, 2016.

Matters reported

(1)	Date for the Ordinary General Meeting of Shareholders: June 16, 2016

(2)	Matters resolved:

	Item 1:	Appropriation of Retained Earnings

		(1)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment ¥35 per share of common stock of the Company Total Amount of Dividend Payment: ¥131,621,586,250

		(2)	Effective Date of the Appropriation of Dividends from Retained Earnings June 17, 2016

	Item 2:		Election of 15 Directors

Kazuhiro Yoshizawa, Hiroyasu Asami, Toshiki Nakayama, Akira Terasaki, Seizo Onoe, Hirotaka Sato, Kiyohiro Omatsuzawa, Hiroshi Tsujigami, Kouji Furukawa, Kyoji Murakami, Seiji Maruyama, Kaoru Kato, Teruyasu Murakami, Noriko Endo, and Shinichiro Ueno, were elected and appointed as directors.

	Item 3:		Election of 1 Audit & Supervisory Board Member

Tooru Kobayashi was elected and appointed as audit & supervisory board member.

(3)	The number of votes for, against or abstentions on each proposal, requirements for approval and Voting results:

Matters resolved	Number of votes for proposal	Number of votes against proposal	Number of abstentions	Requirements for approval	Voting results and ratio of voting for proposal (%)

Item 1	33,819,349	8,811	6,995	*1	Approved 99.60%

Item 2

Kazuhiro Yoshizawa	33,209,650	597,261	28,174		Approved 97.80%

Hiroyasu Asami	33,330,350	476,561	28,174		Approved 98.16%

Toshiki Nakayama	33,330,064	476,841	28,180		Approved 98.16%

Akira Terasaki	33,371,887	435,018	28,182		Approved 98.28%

Seizo Onoe	33,334,802	472,106	28,177		Approved 98.17%

Hirotaka Sato	33,334,704	472,207	28,175		Approved 98.17%

Kiyohiro Omatsuzawa	33,334,516	472,387	28,182	*2	Approved 98.17%
Hiroshi Tsujigami	33,244,449	562,457	28,180		Approved 97.90%

Kouji Furukawa	33,234,070	572,834	28,181		Approved 97.87%

Kyoji Murakami	33,245,425	561,481	28,180		Approved 97.91%

Seiji Maruyama	33,234,076	572,835	28,174		Approved 97.87%

Kaoru Kato	32,350,559	1,456,341	28,177		Approved 95.27%

Teruyasu Murakami	33,500,227	327,760	7,102		Approved 98.66%

Noriko Endo	32,828,865	999,122	7,102		Approved 96.68%

Shinichiro Ueno	33,247,352	559,561	28,174		Approved 97.91%

Item 3				*2
Tooru Kobayashi	33,126,932	701,302	6,900		Approved 97.56%

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.
*2	Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:

All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.